UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Super League Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86804F202

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86804F202	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,112,069 (See Items 3, 4 and 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,112,069 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,112,069 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.11% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation is based on 37,795,077 shares of Common Stock (as defined below) outstanding as of May 5, 2023, as reported in Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on May 18, 2023.

CUSIP No. 86804F202	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,112,069 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 9,112,069 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,112,069 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.11% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*		The calculation is based on 37,795,077 shares of Common Stock outstanding as of May 5, 2023, as reported in Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer with the Commission on May 18, 2023.

CUSIP No. 86804F202	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,112,069 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 9,112,069 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,112,069 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.11% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 37,795,077 shares of Common Stock outstanding as of May 5, 2023, as reported in Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer with the Commission on May 18, 2023.

CUSIP No. 86804F202	SCHEDULE 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,112,069 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 9,112,069 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,112,069 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.11% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 37,795,077 shares of Common Stock outstanding as of May 5, 2023, as reported in Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer with the Commission on May 18, 2023.

CUSIP No. 86804F202	SCHEDULE 13D	Page 6 of 9

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 1, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG Growth GenPar III Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Growth GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Media Partners III, L.P., a Delaware limited partnership (“TPG Media Partners III”), which directly holds 9,112,069 shares of Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the final paragraph:

“On June 6, 2023, TPG Media Partners III sold an aggregate of 113,262 shares of Common Stock in open market sales at a weighted average price per share of $0.5765 in multiple transactions at prices ranging from $0.55 to $0.5925 inclusive. On June 7, 2023, TPG Media Partners III sold an aggregate of 60,000 shares of Common Stock in open market sales at a weighted average price per share of $0.5613 in multiple transactions at prices ranging from $0.55 to $0.5799 inclusive. On June 8, 2023, TPG Media Partners III sold an aggregate of 60,000 shares of Common Stock in open market sales at a weighted average price per share of $0.5424 in multiple transactions at prices ranging from $0.53 to $0.5585, inclusive. On June 9, 2023, TPG Media Partners III sold an aggregate of 11,000 shares of Common Stock in open market sales at a weighted average price per share of $0.5381 in multiple transactions at prices ranging from $0.5305 to $0.555, inclusive. On June 12, 2023, TPG Media Partners III sold an aggregate of 18,000 shares of Common Stock in open market sales at a weighted average price per share of $0.5363 in multiple transactions at prices ranging from $0.531 to $0.5605, inclusive. On June 13, 2023, TPG Media Partners III sold an aggregate of 26,000 shares of Common Stock in open market sales at a weighted average price per share of $0.5793 in multiple transactions at prices ranging from $0.56 to $0.5931, inclusive. On June 14, 2023, TPG Media Partners III sold an aggregate of 18,925 shares of Common Stock in open market sales at a weighted average price per share of $0.5748 in multiple transactions at prices ranging from $0.5602 to $0.5949, inclusive. On June 15, 2023, TPG Media Partners III sold an aggregate of 63,556 shares of Common Stock in open market sales at a weighted average price per share of $0.5488 in multiple transactions at prices ranging from $0.5355 to $0.5999, inclusive. On June 16, 2023, TPG Media Partners III sold an aggregate of 6,876 shares of Common Stock in open market sales at a weighted average price per share of $0.5403 in multiple transactions at prices ranging from $0.53 to $0.5587, inclusive. On June 26, 2023, TPG Media Partners III sold an aggregate of 58,224 shares of Common Stock in open market sales at a weighted average price per share of $0.4038 in multiple transactions at prices ranging from $0.40 to $0.416, inclusive. On June 27, 2023, TPG Media Partners III sold an aggregate of 26,275 shares of Common Stock in open market sales at a weighted average price per share of $0.4025 in multiple transactions at prices ranging from $0.40 to $0.41, inclusive. The foregoing sales were made pursuant to an exception to the June 2020 Lock-Up Agreement. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price within the range of each of the sales above that involved multiple transactions.”

CUSIP No. 86804F202	SCHEDULE 13D	Page 7 of 9

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)(b) The following sentence is based on 37,795,077 shares of Common Stock outstanding as of May 5, 2023, as reported in Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer with the Commission on May 18, 2023. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 9,112,069 shares of Common Stock, which constitutes approximately 24.11% of the outstanding shares of Common Stock.”

CUSIP No. 86804F202	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried
By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 20, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 86804F202	SCHEDULE 13D	Page 9 of 9

Exhibit Index

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).